Exhibit 99.1

VivoPower International PLC Granted 180-Day Extension to Meet Nasdaq Minimum Bid Price Requirement

LONDON, April 27th, 2023 (GLOBE NEWSWIRE) - On April 27, 2023, VivoPower International PLC (Nasdaq: VVPR) ("VivoPower" or the "Company") received written notification from The Nasdaq Stock Market LLC ("Nasdaq") granting the Company's request for a 180-day extension to regain compliance with Nasdaq's minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2). The Company now has until October 23, 2023, to meet the requirement.

Nasdaq's determination is based on the Company meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on the Nasdaq Capital Market, with the exception of the bid price requirement, and the Company's written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

Nasdaq's extension notice has no immediate effect on the continued listing status of the Company's ordinary shares on the Nasdaq Capital Market under the symbol "VVPR". If at any time during the additional 180-day extension, the bid price of the Company's ordinary shares closes at, or above, $1.00 per share for a minimum of ten consecutive business days, Nasdaq staff will provide the Company with a written confirmation of compliance and the matter will be closed.

The Company was first notified by Nasdaq that it no longer met the minimum bid price of $1.00 per share requirement, based on the closing bid price of the Company’s ordinary shares for the last 30 consecutive business days, on October 28, 2022, and was given an initial 180-day period, until April 26, 2023, to regain compliance.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines and the United Arab Emirates.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about whether the Company will be successful with its efforts to regain compliance with Nasdaq’s minimum $1 bid price without effecting a reverse stock split and the timing of when the Company may elect to implement a reverse stock split if so decided or required. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Investor Relations

shareholders@vivopower.com